March 26, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kim McManus

Re:	ProShares Trust II

Registration Statement on Form S-1 (File No. 333-223012)

Dear Ms. McManus:

We are writing to respond to the comments that you communicated to us by mail on March 16, 2018, relating to the above captioned Registration Statement on Form S-1 of ProShares Trust II (the “Registrant”), which was filed with the Securities and Exchange Commission (“SEC”) on March 14, 2018.

For ease of reference, the comments have been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.    Comment: We note that three of your series names include the term “ETF.” Please revise your disclosure on the prospectus cover page, that the Funds are not registered and subject to regulation under the 1940 Act, to cross-reference the risk factor discussion of this issue on page 32. Please also revise the relevant risk factor on page 32 to describe in greater detail the protections afforded by the 1940 Act, which are not available to investors here.

Response: We’ve addressed the comment by revising our disclosure on the prospectus cover page and revising our disclosure on what is now page 37.

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We hope that these responses and revised disclosures adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Richard F. Morris

ProShare Capital Management LLC

General Counsel